10029761

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53148

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gold Coast Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 E. Hillcrest Drive, Suite 225
(No. and Street)

Thousand Oaks (City) California (State) 91360 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tae P. Ho (805) 496-3660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farber Hass Hurley LLP
(Name – *if individual, state last, first, middle name*)

15600 Devonshire St, Suite 225 (Address) Granada Hills (City) California (State) 91344 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Tae P. Ho, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gold Coast Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

SUSAN S. ANDERSON
Commission # 1878294
Notary Public - California
Ventura County
My Comm. Expires Jan 29, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOLD COAST SECURITIES, INC.
FINANCIAL STATEMENT INDEX
December 31, 2009 and 2008

Farber Hass Hurley LLP

Certified Public Accountants

15600 Devonshire Street, Suite 210
Granada Hills, CA 91344
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 895-1994

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Board of Directors
Gold Coast Securities, Inc.

We have audited the accompanying statements of financial condition of Gold Coast Securities, Inc. (the "Company") as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gold Coast Securities, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

Granada Hills, California
February 25, 2010

GOLD COAST SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2009 and 2008

	2009	2008
ASSETS		
Cash and cash equivalents	$ 48,362	$ 49,171
Deposit with clearing organization	25,000	25,000
Receivable from broker-dealers and clearing organization	123,400	195,071
Office furniture and equipment, at cost, less accumulated depreciation of $45,750 and $42,445 at December 31, 2009 and December 31, 2008, respectively	8,117	9,161
Other assets	33,938	50,452
Total assets	$ 238,817	$ 328,855
LIABILITIES AND STOCKHOLDERS' EQUITY		
Payable to clearing organization	$ -	$ 248
Accounts payable and accrued expenses	72,635	99,358
Deferred revenue, net	13,959	27,511
	86,594	127,117
Commitments and contingent liabilities	-	-
Liabilities subordinated to claims of general creditors	-	-
Stockholders' equity:		
Common stock, no par value, Series A voting shares, 200.00 shares authorized, 151.00 shares issued and outstanding at both December 31, 2009 and December 31, 2008, respectively	7,265	7,265
Common stock, no par value, Series B non-voting shares, 1,300.00 shares authorized, 542.34 and 542.34 shares issued and outstanding at December 31, 2009 and December 31, 2008, respectively	80,809	80,809
Additional paid-in capital	3,515	3,515
Retained earnings	60,634	110,149
Total stockholders' equity	152,223	201,738
Total liabilities and stockholders' equity	$ 238,817	$ 328,855

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2009 and 2008

	2009	2008
Revenues:		
Commissions	$ 1,392,810	$ 1,738,813
Investment advisory and management fees	586,126	1,210,348
Representative monthly fees	131,006	138,800
Miscellaneous income	48,203	48,989
Reimbursement income	59,280	71,735
Interest and dividend income	548	4,213
	2,217,973	3,212,898
Expenses:		
Commissions	1,046,641	1,340,327
Investment advisory and management fee expense	485,291	1,022,891
Employee compensation and benefits	437,293	563,599
Office expense	126,424	132,102
Occupancy	97,701	107,549
Legal and professional fees	37,839	47,197
Communications and data processing	10,905	13,415
Website maintenance and documentation	7,991	7,566
Postage and delivery	8,093	8,605
Clearing	3,800	7,377
Other	1,720	2,821
Travel and entertainment	2,990	2,467
	2,266,688	3,255,916
Loss before income tax provision	(48,715)	(43,018)
Income tax provision	800	253
Net loss	$ (49,515)	$ (43,271)

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Years Ended December 31, 2009 and 2008

	2009	2008
Subordinated borrowings at beginning of year	$ -	$ -
Increases:	-	-
Decreases:	-	-
Subordinated borrowings at end of year	$ -	$ -

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2009 and December 31, 2008

	Series A Common Stock		Series B Common Stock		Additional Paid-in Capital	Retained Earnings	Stockholders' Equity
	Shares	Value	Shares	Value			
Balance at January 1, 2008	151	$7,265	542.34	$80,809	$3,515	$153,420	$245,009
Net loss	-	-	-	-	-	(43,271)	(43,271)
Balance at December 31, 2008	151	7,265	542.34	80,809	3,515	110,149	201,738
Net loss	-	-	-	-	-	(49,515)	(49,515)
Balance at December 31, 2009	151	$7,265	542.34	$80,809	$3,515	$60,634	$ 152,223

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net loss	$ (49,515)	$ (43,271)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	3,305	3,304
Loss on disposal of asset	-	1,085
Changes in:		
Receivable from broker-dealers and clearing organization	71,671	111,199
Other assets	16,514	12,542
Accounts payable and accrued expenses	(26,971)	(121,579)
Deferred revenue, net	(13,552)	(1,729)
Total adjustments	50,967	4,822
Net cash provided by (used in) operating activities	1,452	(38,449)
Cash flows from investment activities:		
Purchase of furniture and equipment	(2,261)	(1,886)
Net cash used in investing activities	(2,261)	(1,886)
Cash flows from financing activities:	-	-
Net cash used in financing activities	-	-
Net decrease in cash and cash equivalents	(809)	(40,335)
Cash and cash equivalents at beginning of year	49,171	89,506
Cash and cash equivalents at end of year	$ 48,362	$ 49,171
Supplemental cash flow disclosures:		
Income tax payments	$ -	$ -
Interest payments	$ -	$ -

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware corporation, headquartered in California, and began operations in January 2001.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including both principal and agency transactions involving retailing corporate equity securities and mutual funds; selling corporate debt, municipal bonds, and U.S. government securities; selling tax shelters or limited partnerships in primary distribution; selling variable life or annuities; purchasing and writing put and call options; and providing investment advisory and management services.

2. Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and on deposit and highly liquid debt instruments with original maturities of three months or less.

Securities Transactions
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

2. Significant Accounting Policies (continued)

Receivable From and Payable To Clearing Organization
The Company has an agreement to clear substantially all of its proprietary and customer transactions through another broker-dealer (Pershing Company) on a fully disclosed basis. Pershing Company is responsible for handling and monitoring all securities lending activities (collateralized financings) related to securities borrowed and securities loaned transactions.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions clear.

Investment Advisory Income
Investment advisory and management fees are received quarterly in advance, but are recognized as earned on a pro rata basis over the term of the contract. The unearned portion is recorded as deferred revenue, net of associated fees and expenses.

Property and Equipment
Property and equipment are stated at cost. Depreciation has been provided using the straight-line method over the useful lives of the assets, which range from 3 to 7 years. Leasehold improvements are amortized on the straight-line basis over the shorter of their estimated useful lives or the remaining term of the lease.

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of depreciation and realization of net operating losses for financial and income tax reporting. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assess the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

2. Significant Accounting Policies (continued)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and broker-dealer/clearing organization accounts receivable. The Company places substantially all of its cash deposits with one high-quality financial institution. With respect to broker-dealer/clearing organization receivables, such receivables normally arise from commissions and fees generated through the purchase and sale of financial instruments by the Company's numerous customers, and are generally not collateralized. The Company has contractual arrangements with highly-rated broker-dealers and insurance companies as the source of these revenues. As of December 31, 2009, approximately 33% of the Company's total receivable from broker-dealers and the clearing organization was from the clearing broker, and another 17% was from one other financial institution.

The Company maintains reserves for potential credit losses, as applicable and such losses, in the aggregate, have not exceeded management's expectations. Bad debt expense was under $1,000, for both the years ended December 31, 2009 and 2008.

Advertising Costs

The Company expenses the cost of advertising in the year incurred. During the years ended December 31, 2009 and 2008, such advertising expenses (included as part of "other" expenses) were under $1,000, respectively.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current year's presentation.

Recent Accounting Pronouncements

In September 2006, the FASB established a framework for measuring fair value in accordance with United States Generally Accepted Accounting Principles ("GAAP") and expanded disclosure about fair value measurements including valuing securities in markets that are not active. The Company adopted the framework for measuring fair value effective January 1, 2009 with the exception of the application of the framework to non-recurring, non-financial assets and non-financial liabilities. The adoption of the framework for measuring fair value did not have a significant impact on the Company's results of operations or financial position.

In June 2009, the FASB established the Accounting Standards Codification ("Codification") as the single source of authoritative GAAP to be applied by nongovernmental entities, except for the rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws, which are sources of authoritative GAAP for SEC registrants. While not intended to change GAAP, the Codification significantly changes the way in which the accounting literature is referenced and organized. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009.

2. Significant Accounting Policies (continued)

The Codification was adopted as of August 31, 2009. Adoption did not have a material effect on the Company's consolidated financial statements.

In April 2009, the FASB issued guidance which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued ("subsequent events"). Under the new guidance, entities are required to disclose the date through which subsequent events were evaluated, as well as the rationale for why that date was selected. The guidance is effective for interim and annual periods ending after June 15, 2009. The Company adopted the provisions of this new guidance as of June 1, 2009, and adoption did not have a material effect on our consolidated financial statements. The Company evaluated subsequent events through February 24, 2010.

3. Related Party Activities

The Company's three principal stockholders all receive compensation for their services as officers and employees. One of the three principal stockholders is currently being compensated as a commissioned independent contractor.

These stockholders have also formed a partnership, which is the beneficiary of life insurance policies on their respective lives. The partnership has adopted a buy-sell agreement, which states that in the event of the death of any one of these three individuals, the insurance proceeds will be utilized (as a down or full payment thereon) to repurchase the stockholder's interest in the Company from the stockholder's heirs, at a price as defined in the agreement.

In December 2008, the Company obtained two three-year operating leases on vehicles driven by its officers. These leases expire in 2011. Total lease expense incurred for these vehicles for the years ended December 2009 and 2008 amounted to $9,039 and $9,997, respectively. Current required monthly lease payments total approximately $748, and the aggregate future lease commitment is as follows:

Year ended December 31, 2010:	$8,976
Year ended December 31, 2011:	7,480

4. Commitments and Contingencies

The Company has an extended operating lease for 1,782 square feet of office space in Thousand Oaks, California. Effective October 1, 2005, the extended lease calls for non-cancelable minimum monthly rental payments of approximately $3,564, to be adjusted upward by 3% annually each December 1st. Accordingly, the base rent was increased on January 1, 2009 to approximately $3,900 per month.

4. Commitments and Contingencies (continued)

The base rent for the months of October and November 2005 was abated. In addition, the Company currently pays its proportionate share (approximately $7 per month) of increases in the lessor's operating expenses. The total lease term is for sixty-two months, terminating November 30, 2010, although the Company does have one option to extend the lease for an additional five years.

The Company signed a five-year lease for its rental of an additional 1,802 square feet of office space in Gold River, California. The lease was effective June 12, 2005 and expires on June 11, 2010, with the rent abated for the first three months of the lease term. Current monthly rental payments are approximately $3,176, with annual rent increases each June of approximately 2.8% throughout the lease term.

Rental expense (including the Company's share of the lessors' operating costs, as applicable) for the years ended December 31, 2009 and 2008 amounted to $83,857 and $93,934, respectively. As of December 31, 2009, the Company had incurred a deferred lease obligation of $5,653, which was primarily the result of contractual rent abatements. Future aggregate minimum required lease payments on the office leases are approximately $63,000 for the year ended December 31, 2010.

The Company, during its normal course of business, may be subject from time to time to disputes and to legal proceedings against it. Both counsel and management do not expect that the ultimate outcome of any current claims will have a material adverse effect on the Company's financial statements.

The Company was named as one of multiple defendants in a suit brought by four investors. Counsel believes that this case will settle in 2010 within the Company's insurance policy limits. The Company has already met its deductible limits regarding this case, as such, it will not have to accrue any additional liabilities regarding the case. Management does not believe the eventual outcome of any current litigation in the aggregate will have a material adverse effect on the Company's financial statements.

5. Retirement Plan

In August 2003, the Company established a 401(k) Profit Sharing Plan with Fidelity Investments administered by the Senex Group. The 401(k) profit sharing plan, as adopted, allows for employee contributions through salary reductions ranging from 0% to 15% of employee salary, capped, respectively, at $16,500 in 2009 and $15,500 in 2008 (plus catch-up provisions). This plan is non-discriminatory; all employees who are at least 21 years of age and have been employed by the Company for at least 6 months are eligible to participate. Plan contributions are self-directed and may be invested in one or more of a series of mutual funds managed by Fidelity Investments. The employer may make matching contributions at the discretion of the Board of Directors.

5. Retirement Plan (continued)

For both 2009 and 2008, the Company's board chose to make 1.5% matching contributions, which amounted to $1,000 and $4,342, respectively. All other plan contributions during the years ended December 31, 2009 and 2008 were employee-funded through salary reductions amounting to $8,800 and $28,300, respectively.

6. Major Revenue Concentration

During the year ended December 31, 2009, approximately 69% of the Company's overall revenue was derived from commissions related to the sale of individual mutual fund investments. The Company expects that most of this revenue will be recurring.

7. Income Tax Provision

The Company's income tax provision for the years ended December 31, 2009 and 2008 consisted of the following:

	Federal	California	Total
		2009	
Current tax provision	$0	$800	$800
Prior year over-accrual	0	0	0
Total income tax expense	$0	$800	$800
		2008	
Current tax provision	$0	$800	$800
Prior year over-accrual	0	(547)	(547)
Total income tax expense	$0	$253	$253

At December 31, 2009, the Company had a Net Operating Loss carryforward of approximately $100,000 expiring by 2029. The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

The Company is no longer subject to federal, state, or local tax examinations by taxing authorities for years before 2006. As of December 31, 2009, no taxing authority has proposed any adjustments to the Company's tax position.

8. Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital (i.e., $50,000) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company's net capital measured $100,564 and its net capital ratio was 10.80 to 1. At December 31, 2008, the Company's net capital measured $104,467 and its net capital ratio was 1.22 to 1.

GOLD COAST SECURITIES, INC.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2009

Schedule I

GOLD COAST SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2009

Net capital			
Total stockholders' equity		$	152,223
Deduct stockholders' equity not allowable for capital			-
Total stockholders' equity qualified for net capital			152,223
Add:			
Subordinated borrowings allowable in computation of net capital			-
Other (deductions) or allowable credits - deferred income taxes payable			-
Total capital and allowable subordinated borrowings			152,223
Deductions and/or charges:			
Nonallowable assets:			
Office furniture and equipment	8,117		
Other assets - registered representative receivables	8,895		
Other assets - prepaid expenses and deposits	33,938		50,950
Net capital before haircuts on securities positions			101,273
Haircuts on securities positions			709
Net capital		$	**100,564**
Aggregate indebtedness			
Items included in statement of financial condition:			
Accounts payable, accrued expenses, and deferred revenue, net,		$	86,594
Items not included in statement of financial condition			1,000,000
Total aggregate indebtedness (AI)		$	1,086,594
Computation of basic net capital requirement			
Minimum net capital required (6-2/3% of AI)		$	72,440
Minimum dollar net capital requirement		$	50,000
Minimum net capital required (greater of above):		$	50,000
Excess net capital over minimum net capital required		$	28,124
Excess net capital at 1,500 percent (net capital - 6.67% of AI)		$	28,088
Excess net capital at 1,000 percent (net capital - 10% of AI)		$	(8,095)
Ratio: Aggregate indebtedness to net capital			10.80 to 1

Schedule I (Continued)

GOLD COAST SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2009

Reconciliation with Company's computation (included in Part II of Form X-17A-5) as of December 31, 2009:

	Dealer's Unaudited Report 12/31/09	Audited Report 12/31/09	Difference
Total Stockholders' Equity	$ 152,223	$ 152,223	$ -
Less: Non-Allowable Stockholders' Equity	-	-	-
Total Qualified Stockholders' Equity For Net Capital	152,223	152,223	-
Total Non-Allowable Liabilities	-	-	-
Non-Allowable Assets:			
Office furniture and equipment	8,117	8,117	-
Other assets - registered representative receivables	18,568	8,895	9,673
Other assets - prepaid expenses and deposits	33,938	33,938	-
Net Capital Before Haircuts on Securities Positions	91,600	101,273	(9,673)
Haircuts on Securities	709	709	-
Net Capital	$ 90,891	$ 100,564	$ (9,673)
Aggregate indebtedness			
Items included in statement of financial condition:	$ 85,358	$ 86,594	$ (1,236)
Items not included in statement of financial condition	1,000,000	1,000,000	-
Total aggregate indebtedness (AI)	$ 1,085,358	$ 1,086,594	$ (1,236)

Schedule II

GOLD COAST SECURITIES, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2009

Gold Coast Securities, Inc. is exempt from the reserve requirement, as it operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all transactions on a fully disclosed basis through its clearing firm. Gold Coast Securities, Inc. does not hold customer funds or safekeep customer securities.

Schedule III

GOLD COAST SECURITIES, INC.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2009

Gold Coast Securities, Inc. is exempt from the possession or control requirements, as it operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all transactions on a fully disclosed basis through its clearing firm. Gold Coast Securities, Inc. does not hold customer funds or safekeep customer securities.

Schedule IV

GOLD COAST SECURITIES, INC.
Schedule of Segregation Requirements and Funds
In Segregation for Customers' Regulated
Commodity Futures and Options Accounts
As of December 31, 2009

Not applicable

Farber Hass Hurley LLP

Certified Public Accountants

15600 Devonshire Street, Suite 210
Granada Hills, CA 91344
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 895-1994

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Gold Coast Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Gold Coast Securities, Inc. (the "Company") for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and internal control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

Granada Hills, California
February 25, 2010

Farber Hass Hurley LLP

Certified Public Accountants

15600 Devonshire Street, Suite 210
Granada Hills, CA 91344
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 895-1994

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
Gold Coast Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Gold Coast Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Gold Coast Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Gold Coast Securities, Inc.'s management is responsible for Gold Coast Securities, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

Granada Hills, CA
February 25, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053148 FINRA DEC
GOLD COAST SECURITIES INC 16*16
275 E HILLCREST DR STE 225
THOUSAND OAKS CA 91360-8241

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Tae P. Ho, (805) 496-3660

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,402

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (502)

07/29/2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 900

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 900

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 900

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Gold Coast Securities, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 25th day of February, 2010.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec. 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,566,613
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,001,947
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	3,973
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	1,005,920
2d. SIPC Net Operating Revenues	$ 560,693
2e. General Assessment @ .0025	$ 1,402

(to page 1 but not less than $150 minimum)